Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                  Subject Company:  CNB Florida Bancshares, Inc.
                                                    Commission File No.  0-25988




The South Financial Group, Inc. [Logo Omitted]             104 South Main Street
                                                            Greenville, SC 29601
                                                                    864.255.4919
News Release


Date:             January 21, 2004

Release Time:     Immediate

                THE SOUTH FINANCIAL GROUP TO ACQUIRE CNB FLORIDA;
                     ENHANCES HIGH-GROWTH FLORIDA FRANCHISE

GREENVILLE, SC - The South Financial Group, Inc. (Nasdaq/NM: TSFG) today announced a definitive agreement to acquire CNB Florida Bancshares, Inc. (Nasdaq: CNBB), headquartered in Jacksonville, Florida, in an all stock transaction valued at approximately $157 million. CNB Florida's banking subsidiary, CNB National Bank, operates 16 branch offices in 8 counties and has approximately $810 million in assets.

CNB National Bank, the largest community bank headquartered in Northeast Florida, ranks #8 in deposit market share in Northeast Florida. It operates entirely in Northeast Florida in growth markets from Jacksonville to Gainesville. Following the merger, The South Financial Group's Northeast Florida deposit market share will increase to #7 from #20. For TSFG's Northeast/Central Florida markets, its deposit market share will increase to #7 from #11. CNB National Bank will merge into TSFG's Florida banking subsidiary, Mercantile Bank. Once the merger is complete, Mercantile Bank will have 50 branches, over $3 billion in assets, and over $2 billion in deposits.

"We have been looking for the right merger opportunity in Northeast Florida, and CNB Florida is the right answer," said Mack I. Whittle, Jr., President and CEO of The South Financial Group. "CNB Florida is a strategic merger, giving us a significant presence in fast-growing Northeast Florida--one of the most dynamic areas in Florida. We have stated that we want to be in the top 10 in our target Florida markets between Tampa Bay and Jacksonville. CNB Florida puts us firmly in that position. With this merger, we increase our Northeast Florida market ranking to #7 and gain an excellent foundation to build on."

Whittle continued, "While our desire to achieve scale in key Florida markets is important, we remain committed to doing so only in a manner that adds to shareholder value. Our merger with CNB Florida is consistent with our disciplined acquisition criteria. As we've previously stated, we will only do mergers that are accretive to earnings per share in the first year, enhance our 3-year goals, and strengthen our geographic franchise. We also have a track record of successfully integrating mergers. Our integration of CNB Florida will be no different."

The South Financial Group entered Florida in 1999 with the acquisition of Citizens First National and a de novo branch in Jacksonville. CNB Florida represents The South Financial Group's 5th acquisition in Florida. With the CNB Florida merger, The South Financial Group's Florida deposits represent 30% of TSFG's total deposits.

"We are excited by the opportunity to join The South Financial Group," stated K.C. Trowell, Chairman and Chief Executive Officer of CNB Florida. "Both companies are committed to our customers and our communities. Together, we can broaden our product offerings, expand customer relationships, and continue to build market share in our outstanding markets. The South Financial Group shares our focus on community banking, including making decisions locally and knowing our customers well."

Under the terms of the agreement, CNB Florida shareholders will receive 0.84 shares of The South Financial Group for each CNB Florida share. Based on TSFG's 1/20/04 closing price of $28.70, this represents $24.11 for each common share of CNB Florida. The transaction, which is expected to close in July 2004, is subject to regulatory and CNB Florida shareholder approvals.

Assuming expense savings of 20%, the merger is expected to be accretive in the first full year. This estimate does not include any anticipated revenue enhancements nor does it include the benefits of excess capital generated through this combination.

The South Financial Group is a financial services company headquartered in Greenville, South Carolina, which had total assets of approximately $10 billion at September 30, 2003 after giving effect to TSFG's recent acquisition of MountainBank Financial Corporation. TSFG operates two primary subsidiary banks, Carolina First Bank and Mercantile Bank, which conduct operations through approximately 135 branch offices in South Carolina, Florida and North Carolina. Carolina First Bank, the largest South Carolina-based commercial bank, operates in South Carolina and North Carolina and on the Internet under the brand name, Bank CaroLine. Mercantile Bank operates in Florida, principally in the Jacksonville, Orlando and Tampa Bay markets. The South Financial Group's common stock trades on the Nasdaq National Market under the symbol TSFG. Press releases along with additional information may also be found at The South Financial Group's website: www.thesouthgroup.com.

Transaction Summary
-------------------
Implied price per CNB common        $24.11
share1

Aggregate transaction value1        Approximately $157 million

Form of consideration               100% common stock

Fixed exchange ratio                0.84 TSFG shares per CNB share

Break-up fee                        $5 million

Expected closing                    July 2004

Anticipated merger cost savings     Approximately $4.5 million pre-tax fully
                                    phased in by 2005, or 20%

Anticipated merger-related          Approximately $12 million pre-tax
   charges, including direct
   acquisition costs

CNB options                         To be converted into the right to purchase
                                    TSFG common stock based on the exchange
                                    ratio

Due diligence                       Completed

Required approvals                  Regulatory approval; CNB shareholder
                                    approval


Pricing Overview
----------------
Price to 2003 EPS estimate ($1.03)2             23.4x
Price to 9/30/03 book value ($8.72)              2.76x
Price to 9/30/03 tangible book value ($7.83)     3.08x

CNB Florida Profile
-------------------
- $810 million full-service community bank headquartered in Jacksonville, FL
- Largest community bank headquartered in Northeast Florida
- 16 branches in 8 counties
- Ranks #8 in deposit market share in Northeast Florida

Notes:
(1) Based on TSFG's 1/20/04 closing stock price of $28.70 per share after cancellation of 125,000 CNB Florida shares owned by TSFG.
(2)  Based on First Call consensus median.

Conference Call / Webcast Information
-------------------------------------
The South Financial Group will host a conference call on Wednesday, January 21, 2004 at 9:00 a.m. (ET) to discuss the acquisition of CNB Florida and answer analyst questions. It will also provide a live webcast of the call, which may be accessed through The South Financial Group's Internet site at www.thesouthgroup.com under the Investor Relations tab. Additional material information, including forward-looking statements such as future projections, may be discussed during the presentation. To participate in the conference call, please call 1-888-405-5393 or 1-484-630-4135 using the access code "The South." A 7-day rebroadcast of the call will be available via 1-800-860-4696 or 1-402-280-9966. The South Financial Group will also provide a copy of the presentation in the Investor Relations section of its website.

Certain matters set forth in this news release may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These statements, as well as other statements that may be made by management in the conference call, include, but are not limited to, factors which may affect earnings, return goals, expected financial results for mergers, estimates of merger synergies and merger-related charges, and credit quality assessment. However, such performance involves risks and uncertainties, such as market deterioration, that may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward-looking statements to differ materially from TSFG's actual results, see TSFG's Annual Report on Form 10-K for the year ended December 31, 2002. The South Financial Group undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.

The foregoing may be deemed to be offering materials of TSFG in connection with TSFG's proposed acquisition of CNB Florida, on the terms and subject to the conditions in the Agreement and Plan of Merger, dated January 20, 2004, between TSFG and CNB Florida. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC"). Shareholders of CNB Florida and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which TSFG will file with the SEC in connection with the proposed merger because it will contain important information about TSFG, CNB Florida, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from TSFG and CNB Florida as follows:
      Mary  M.  Gentry,   Investor   Relations,   The  South  Financial  Group,
102  South  Main  Street,   Greenville,   SC  29601,   Phone:   (864)  255-4919,
mary.gentry@thesouthgroup.com.
      G. Thomas Frankland, CNB Florida Bancshares, Executive Vice President and Chief Financial Officer, 9715 Gate Parkway North, Jacksonville, FL 32246,
Phone: (904) 265-0261, tfrankland@cnbnb.com.

In addition to the proposed registration statement and proxy statement/prospectus, TSFG files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by TSFG at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. TSFG's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

CONTACTS:
         William S. Hummers III, Vice Chairman and CFO, (864) 255-7913 Mary M. Gentry, Director of Investor Relations, (864) 255-4919

                                    ***END***

                 THE SOUTH FINANCIAL GROUP, INC. [LOGO OMITTED]

                                 ACQUISITION OF

                        CNB NATIONAL BANK [LOGO OMITTED]

                  ENHANCING OUR HIGH-GROWTH FLORIDA FRANCHISE

                                JANUARY 21, 2004

Forward-Looking Statements and
Non-GAAP Financial Information


The forward-looking statements being made today are subject to risks and uncertainties. TSFG's actual results may differ materially from those set forth in such forward-looking statements. These statements include, but are not limited to, factors that may affect earnings, return goals, expected financial results for mergers, estimates of merger synergies and merger-related charges, and credit quality assessment. Reference is made to TSFG's reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur. TSFG undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after today's presentation.

This presentation contains certain non-GAAP measures, which TSFG management uses in its analysis of TSFG's performance. TSFG believes presentations of financial measures excluding the impact of these items provide useful supplemental information and better reflect its core operating activities. Management uses operating earnings, in particular, to analyze on a consistent basis and over a longer period of time, the performance of which it considers to be its core banking operations.

TSFG also provides data eliminating intangibles and related amortization in order to present data on a "cash basis." Operating earnings adjust GAAP information to exclude the effects of non-operating items, such as merger-related costs, gains or losses on asset sales, and non-operating expenses. Cash basis items exclude intangibles and their amortization. The limitations associated with utilizing operating earnings and cash basis information are the risk that persons might disagree as to the appropriateness of items comprising these measures and different companies might calculate these measures differently. Management compensates for these limitations by providing detailed reconciliations between GAAP information and operating earnings. These disclosures should not be viewed as a substitute for GAAP operating results. A reconciliation of GAAP results and non-GAAP performance measures is provided on our web site, www.thesouthgroup.com, in the Investor Relations section under Financial Information.

                              Transaction Summary


Transaction Summary


Implied Value per CNB Common Share(1):       $24.11

Aggregate Transaction Value(1):              Approximately $157 million

Form of Consideration:                       100% common stock

Exchange Ratio:                              Fixed at 0.840 TSFG shares per CNB share

Board Representation                         1 CNB Board member to join the TSFG Board

Expected Closing:                            July 2004

Break-up Fee:                                $5 million

Other Terms:                                 Identified cost savings - approximately $4.5 million pre-tax fully-phased in by 2005
                                             (represents 20% of CNB's historical cash non-interest expense base)

                                             Anticipated merger-related charges (including direct acquisition costs) -
                                             approximately $12.0 million pre-tax charges, including employment contracts and severance ($3.3 million), contract terminations ($1.5 million), professional fees
                                             ($1.6 million), system conversion costs ($1.6 million) and other costs ($4.0 million)

Due diligence:                               Completed

Required approvals:                          Regulatory (Federal Reserve, FDIC, State of Florida), CNB shareholder

(1) Based on TSFG's January 20, 2004 closing stock price of $28.70 per share; Deal value excludes 125,000 shares of CNB

Expands Northeast Florida Potential

* Jacksonville is one of the most dynamic markets in the U.S.

  o Top 10 best places to live -- Money magazine
  o #1 "hottest city" for business relocation-- Expansion Management
  o Top 15 "best cities for corporate headquarters" -- Business Facilities
  o Ranked #12 in the nation for private construction activity in 2003
  o 2005 Super Bowl host

* As Jacksonville matures, growth is starting to extend out Interstate 10 to Baker and Columbia county

* Gainesville remains one of the key education hubs in Florida with a sophisticated, growing population

Projected Household Growth by Northeast Florida County (2003-2008)
------------------------------------------------------------------

St. Johns                        17.1%
Suwannee                         12.9%
Baker                            12.4%
Columbia                         10.8%
Alachua                          10.8%
Union                            10.1%
Duval                             9.3%
Bradford                          8.0%

CNB = 11.0%
TSFG = 9.3%

Added Value for TSFG Shareholders

*  Consistent with TSFG's stated disciplined approach to acquisitions:
   o  Accretive to EPS in the first full year
   o  Advances 3-year goals
   o  In-market transaction with low execution risk
   o  Less than 10% of our asset size
   o  Neutral to capital ratios
   o  Conservative assumptions with meaningful upside

*  Builds out TSFG's successful Florida franchise:
   o  #20 to #7 in Northeast Florida deposit market share
   o #11 to #7 in Northeast/Central Florida deposit market share (TSFG's Florida markets)

*  Accelerates TSFG's growth:
   o  CNB has grown loans 27% annually since 1999
   o  CNB has grown deposits 28% annually since 1999
   o  CNB has grown EPS 21% annually since 1999

CNB: A Very Attractive Opportunity

*      Expands existing presence with 16 branches and 7 new counties

*      Largest independent community bank headquartered in Northeast Florida

* 18 year-old institution founded with similar ambitions and culture to TSFG

* Excellent mature market strategy for building a strong deposit base and generating quality loans

* Great opportunity to take deposit and loan share from super-regionals in dynamic markets like Jacksonville and Gainesville

*      Market Presidents are well-known and have significant tenure in markets

* Credit culture is very similar to TSFG and recent CNB sales culture initiatives would give TSFG an early start with Elevate

* TSFG's Management Team, many of them former Barnett Bank employees, knows these markets well

                              Transaction Rationale

Expands and Enhances Our Florida Strategy


Flordia represents over 30% of TSFG's pro forma loan and deposit base

Pre CNB acquisition

   Deposits

     NC      14%
     FL      24%
     SC      62%

   Loans

     NC      14%
     FL      23%
     SC      63%

Post CNB acquisition

   Deposits

     NC      13%
     FL      32%
     SC      55%

   Loans

     NC      12%
     FL      31%
     SC      57%

Fills in Northeast Florida - Significantly Increases TSFG's Overall Florida Presence


[Map Omitted]


Northeast Florida Ranking (1)

                                                                   Percent
                                                                     of
                                                Total    Total     parent
                                              deposits   market   deposits
 Rank   Institution                   Branches  $mm     share (%)    (%)
---------------------------------------------------------------------------
   1    Bank of America Corp. (NC)       104   $8,046    25.5%       1.6%
   2    Wachovia Corp. (NC)               96    7,152    22.7        3.6
   3    SunTrust Banks Inc. (GA)          60    3,348    10.6        4.5
   4    SouthTrust Corp. (AL)             54    1,917     6.1        6.2
   5    Alliance Capital Partners          4    1,240     3.9      100.0
        LP (FL)
   6    Compass Bancshares Inc.           30      971     3.1        6.3
        (AL)
  (7)   Pro forma                         22      909     2.9       10.7
   7    AmSouth Bancorp. (AL)             28      797     2.5        2.8
   8    CNB Florida Bancshares            16      712     2.3      100.0
        Inc. (FL)
   9    Regions Financial Corp.            9      503     1.6        1.7
        (AL)
  10    Prosperity Banking Company        13      427     1.4      100.0
        (FL)
  20    South Financial Group Inc.         6      197     0.6        3.3
        (SC)
        Total                            630  $31,542   100.0%



Northeast and Central Flordia Market Ranking (2)

                                                                    Percent
                                                                      of
                                                Total    Total      parent
                                               deposits  market    deposits
 Rank   Institution                  Branches    $mm    share (%)    (%)
---------------------------------------------------------------------------
   1    Bank of America Corp. (NC)        332  $23,651    23.3%      4.6%
   2    Wachovia Corp. (NC)               286   16,748    16.5       8.5
   3    SunTrust Banks Inc. (GA)          241   16,174    15.9      21.7
   4    SouthTrust Corp. (AL)             144    5,436     5.4      17.5
   5    AmSouth Bancorp. (AL)             114    4,120     4.1      14.5
   6    Colonial BancGroup Inc. (AL)       68    2,440     2.4      24.8
  (7)   Pro forma                          50    2,120     2.1      26.3
   7    BB&T Corp. (NC)                    54    2,042     2.0       3.1
   8    Golden West Financial (CA)         11    1,725     1.7       3.8
   9    Washington Mutual Inc. (WA)        41    1,720     1.7       1.3
  10    Regions Financial Corp. (AL)       35    1,419     1.4       4.8
  11    South Financial Group Inc.         34    1,408     1.4      23.7
        (SC)
  17    CNB Florida Bancshares Inc.        16      712     0.7     100.0
        (FL)
        Total                           2,026 $101,658   100.0%


Source: SNL Financial
Note:Deposits and market share as of June 30, 2003,  pro forma for  acquisitions
     (includes CNB branch opened in 4th quarter 2003); totals are for all 70 institutions in Northeast Florida and all 308 institutions in Florida
(1) Includes counties of Nassau, Duval, Clay, St. Johns, Flagler, Volusia, Marion, Putnam, Baker, Union, Bradford, Alachua, Levy, Gilchrist, Columbia, Suwannee, Hamilton, Lafayette, Dixie
(2) Includes counties of Nassau, Duval, Clay, St. Johns, Flagler, Marion, Putnam, Baker, Union, Bradford, Alachua, Levy, Gilchrist, Columbia, Suwannee, Hamilton, Lafayette, Dixie, Citrus, Hernando, Pasco, Pinellas, Hillsborough, Polk, Osceola, Brevard, Seminole, Orange, Volusia, Lake, Sumter

Consistent with Stated Market Goals

Projected Household growth (2003-2008)


Myrtle Beach                   14.7%
Orlando                        14.0%
Wilmington                     13.0%
Greater South Charlotte        11.0%
Jacksonville                   10.9%
Gainesville                    10.8%
Hendersonville                  9.7%
Columbia                        8.4%
Tampa/St. Pete                  8.2%
Asheville                       7.5%
Charleston                      7.2%
Greenville                      7.1%

Southeast median - 8.2% (2)

U.S. median - 6.0%

Source:  SNL Financial, Claritas
Note: The regions highlighted are MSAs except for Greater South Charlotte, which is York County ("Rock Hill"), and Hendersonville, which is Henderson County
(1)  Deposit weighted by county based on TSFG deposits in each market
(2)  Includes AL, FL, GA, MS, NC, SC, TN, VA

Consistent with Stated Market Goals

Projected Per capita income growth (2003-2008)

TSFG weighted average (1) = 16.9%

Wilmington                  19.5%
Charleston                  18.8%
Columbia                    17.7%
Greenville                  17.2%
Myrtle Beach                16.8%
Jacksonville                16.7%
Asheville                   16.5%
Gainesville                 16.3%
Greater South Charlotte     16.3%
Tampa/St. Pete              15.9%
Hendersonville              14.6%
Orlando                     13.3%

Southeast median = 15.9%

U.S. median = 14.9%

Source:  SNL Financial, Claritas
Note: The regions highlighted are MSAs except for Greater South Charlotte, which is York County ("Rock Hill"), and Hendersonville, which is Henderson County
(1) Deposit weighted by county based on TSFG deposits in each market
(2) Includes AL, FL, GA, MS, NC, SC, TN, VA

Accretive to TSFG's growth

CNB Florida standalone

Loans ($mm)

1999        $263
2000        $377
2001        $516
2002        $610
9/03        $650

27.3% CAGR


Revenues ($mm)

1999         $18
2000         $21
2001         $26
2002         $32
2003(1)      $34

18.9% CAGR


Deposits ($mm)

1999        $288
2000        $368
2001        $533
2002        $649
9/03        $728

28.0% CAGR


GAAP EPS ($)

1999        $0.48
2000        $0.41
2001        $0.48
2002        $0.87
2003(2)     $1.03

21.0% CAGR


(1)  2003 revenues are annualized based on YTD revenues as of 9/03
(2)  First call consensus median
Source:  Company Filings


Summary ratios show real opportunity

                                                                  CNB           TSFG
 Opportunity for improvement
       Efficiency ratio                                           64%            55%
       Non-interest income to total revenue, GAAP                 17%            30%
       Non-interest income to total revenue, Operating1           17%            25%

 Margin, credit and capital are all positives
       Net interest margin                                      3.79%          3.08%
       Including Rock Hill Bank & Trust Workout Loans:
          Net charge-offs to average loans                      0.04%          0.57%
          Nonperforming assets to loans and OREO                0.65%          1.33%
       Excluding Rock Hill Bank & Trust Workout Loans:
          Net charge-offs to average loans                      0.04%          0.41%
          Nonperforming assets to loans and OREO                0.65%          0.88%
       Tangible equity to tangible assets, GAAP                 6.05%          4.58%
       Tangible equity to tangible assets, Pro forma2           6.05%          6.07%

Note: all numbers at or for the quarter ended September 30, 2003
Source: Company Filings
1 Excluding non-operating items. For details, see reconciliation of GAAP to operating earnings on TSFG's web site, www.thesouthgroup.com, in the Investor Relations section under Financial Information
2 Includes the impact of the Oct. 2003 MountainBank merger and Nov. 2003 $161 million common stock offering

Assumptions are conservative and the upside is substantial

*      Cost savings are identified and achievable
       o CNB's efficiency ratio is currently 64% - eliminating 20% of the costs brings the ratio down to 51%, which is still high for a division
       o 20% is consistent with what we have announced in past deals and is below what we have achieved

*      Revenue synergies identified but not included in deal impact analysis
       o $225mm of CDs are coming due within the next twelve months with an average rate of 2.80%
       o Limited non-interest income activity despite markets with tremendous potential
       o Size constrains CNB from being the relationship bank to many of its most attractive customers in metropolitan markets
       o Two branches opened in 2001 in Jacksonville and St. Augustine are now seasoned and ready for higher growth
       o Two new branches just opened with significant upside are not currently in the run-rate numbers

                             Transaction Pricing and
                                Financial Impact


Favorable Pricing

                                                                                 2003 Florida deals(2)
                                             --------------------------------------------------------------------------------
                                      TSFG/     BB&T/ Republic      Synovus/          FNB/     Colonial/     Alabama Nat./
                                        CNB                          Peoples       Charter         P.C.B.     Indian River
-----------------------------------------------------------------------------------------------------------------------------

 Price to LTM EPS                  23.4x(1)              44.6x         26.7x         22.7x         24.7x             21.0x

 5-day premium                         7.2%               7.6%            NR            NR            NR                NR

 Price to book value                  2.76x              2.03x         4.56x         3.22x         3.16x             2.89x

 Price to tangible book value         3.08x              2.20x         4.56x         3.79x         4.16x             2.89x

 Core deposit premium                 20.4%              12.7%         37.2%         30.2%         22.8%             18.6%
-----------------------------------------------------------------------------------------------------------------------------





Source: Company Filings, SNL Securities
Note: Price as of January 20, 2004
(1) Based on 2003 I/B/E/S EPS
(2) Florida whole company deals over $75 million

Financial Assumptions


*      Due diligence has been completed

*      Transaction targeted to close in July 2004

* Approximately $4.5 million pre-tax merger cost savings (20%); 100% realized by 2005
       o      Salaries and benefits:     $2.9 million
       o      Data processing / FFE:     $1.3 million
       o      Other operating:  $0.3 million

*      Excludes impact of revenue enhancements

* Merger-related charges, including direct acquisition costs, of approximately $12 million

* Core deposit premium of 2.5%; core deposit intangibles amortized over 10-year period using sum-of-the-years digits

* 5.5mm TSFG shares issued in the transaction assuming cancellation of 125,000 shares owned by TSFG (on a diluted basis)

Financial Impact

Pro forma Results (MM, except per share)

                                                     2004(1)           2005
 Stand-alone net income
     TSFG2                                           $116.2           $126.7
     CNB Florida3                                       4.4              9.9
     Pro forma net income                            $120.6           $136.5

 Transaction adjustments
     Add: merger cost savings                          $1.6             $3.3
     Subtract: core deposit amortization                0.9              1.6
     Adjusted pro forma GAAP net income              $121.3           $138.2

 Cash adjustments
     New amortization                                  $0.9             $1.6
     Existing amortization                              3.3              2.9
     Adjusted pro forma cash net income              $125.5           $142.8

 Pro forma share count                                 63.1             65.8

 Pro forma GAAP EPS                                   $1.92            $2.10
    Standalone GAAP EPS                               $1.93            $2.10
 Pro forma cash EPS                                   $1.99            $2.17
    Standalone cash EPS                               $1.97            $2.15

-------------------------------------------------------------------------------
 GAAP accretion                                        (0.2%)           0.0%
 Cash accretion                                         1.0             1.0
-------------------------------------------------------------------------------

1 CNB is only represented for the time period after the close of 6/30/04
2 Based on First Call consensus estimates of $1.93 in 2004 and $2.10 (using consensus long-term growth) in 2005 multiplied by 60.4 million fully diluted shares
3 Based on 4th quarter 2003 estimated EPS grown at an annualized rate of 12% for 2004 and 2005 multiplied by 6.4 million shares

                                     Summary

Summary

*      Significantly strengthens our deposit market share position in Florida:

       o      #20 to #7 in Northeast Florida
       o      #11 to #7 in Northeast/Central Florida

*      Northeast Florida is a market with tremendous growth opportunities

*      CNB is the largest independent bank located in Northeast Florida

*      CNB shares our culture and focus on super community banking

*      Accelerates our growth rate

*      Consistent with our stated disciplined approach to acquisitions:

       o      Accretive to EPS in the first full year
       o      Advances 3-year goals
       o      In-market transaction with low execution risk
       o      Less than 10% of our asset size
       o      Neutral to capital ratios
       o      Conservative assumptions with meaningful upside

                             Appendix: CNB Overview

CNB Timeline and History

 Year           Event(s)
--------------------------------------------------------------------------------
 1986          *  CNB National Bank founded in Lake City, Florida
 1988          *  Live Oak branch opens
 1990          *  Ft. White branch opens
               *  Surpass $60mm in assets
 1992          *  Acquires Macclenny branch from Anchor Savings
 1993          *  Acquires a Lake City and Live Oak branch from Anchor Savings
               *  Assets approach $150mm
 1994          *  Merger with Bradford Bankshares in Starke
 1996          *  Enters Gainesville through merger with Riherd Bank
               *  Assets approach $250mm
 1998          *  Adopted 5-year expansionary strategic plan
               *  IPO
 1999          *  Change holding company name to CNB Florida Bancshares, Inc.
               *  First Jacksonville branch opens
 2000          *  Opens new Gainesville branch
               *  Moves holding company headquarters to Jacksonsville
 2001          *  Opens new Jacksonville and St. Augustine branches; acquires 2 branches from Republic
 2003          *  Opens new Gainesville branch in the 3rd quarter and Glen St.
                  Mary branch in 4th quarter


Source: Company Filings

Organizational Chart



[Organization Chart Omitted]


Summary Market Share by County

                                                    Total
 Florida                Market          Branch    deposits in                                     % of
 County                share rank       count     market ($mm)        Market share      total deposits
 -------               ----------      --------  -------------        ------------      --------------
  Columbia                   1            4         $175.4                34.1%               24.6%

  Alachua                    8            3          114.3                 4.3                 16.1

  Duval                     12            2          109.5                 0.7                 15.4

  Suwannee                   2            2          101.9                 31.5                14.3

  Baker                      1            2          100.1                 61.3                14.1

  Bradford                   2            1           55.8                  38.6                7.8

  Union                      1            1           37.8                  93.2                5.3

  St. Johns                 15            1           16.9                  1.2                 2.4
-------------------------------------------------------------------------------------------------------


Note: Deposits and market share as of June 30, 2003, pro forma for acquisitions
      (includes CNB branches opened in 3rd and 4th quarters of 2003)

Source: SNL Securities


Summary Balance Sheet

 ($000)                                    2000              2001            2002         9/30/03
                                           ----              ----            ----         -------
 Balance Sheet
 -------------
 Cash and balances due                  $20,898           $20,677         $33,601         $31,734
 Investment securities                   40,696            37,063          49,682          90,588
 Net loans                              377,151           506,442         599,211         647,592
 Intangible assets                        1,033             6,802           6,056           5,512
 Other assets                            27,815            41,037          42,124          34,873
                                        -------           -------         -------         -------
    Total assets                        467,593           612,021         730,674         810,299
                                        -------           -------         -------         -------

 Deposits                               367,686           532,891         648,636         727,803
 Other liabilities                       55,271            32,461          31,117          28,277
                                        -------           -------         -------         -------
    Total liabilities                   422,957           565,352         679,753         756,080
                                        -------           -------         -------         -------

    Total equity                         44,636            46,669          50,921          54,219
                                        -------           -------         -------         -------
    Total liabilities and equity       $467,593          $612,021        $730,674        $810,299
                                        -------           -------         -------         -------


Source:  Company Filings


Summary Income Statement

                                        2000           2001            2002       9/30/03(1)
 Interest income                     $32,061        $40,417         $41,398          $32,331
 Interest expense                     14,736         19,629          15,646           11,881
                                     -------        -------         -------          -------
 Net interest income                  17,325         20,788          25,752           20,450

 Provision                             1,350          2,050           2,375            1,650

 Non-interest income                   3,338          5,633           6,304            4,937
 Non-interest expense                 15,481         19,836          21,156           16,314
                                     -------        -------         -------          -------

 Pre-tax income                        3,832          4,535           8,525            7,423
 Income taxes                          1,325          1,594           3,141            2,716
                                     -------        -------         -------          -------
 Net income                           $2,507         $2,941          $5,384           $4,707

 Diluted shares (mm)                     6.1            6.2             6.2              6.4
 Diluted EPS                           $0.41          $0.48           $0.87            $0.74



Source: Company Filings

(1) Data is for nine-months only


Summary Asset Quality

 Allowance                                2000              2001               2002            9/30/03
 ---------                                ----              ----               ----            -------
    Beginning balance                   $2,671            $3,670             $5,205             $6,574
    Provision                            1,350             2,050              2,375              1,650
    Charge-offs                          (524)             (875)            (1,232)            (1,256)
    Recoveries                             173               250                226                 80
    Acquisitions                             0               110                  0                  0
    Ending balance                      $3,670            $5,205             $6,574             $7,048

 Ratios                                   2000              2001               2002            9/30/03
 ------                                   ----              ----               ----            -------
    NPAs/loans + OREO                    0.39%             0.56%              1.33%              0.65%
    Reserves to NPLs                    258.6%            196.6%              81.7%             171.4%
    Reserves to loans                    0.97%             1.02%              1.09%              1.08%
    NCOs to average loans                0.11%             0.14%              0.18%              0.25%


Source: Company Filings

                 THE SOUTH FINANCIAL GROUP, INC. [LOGO OMITTED]


                                 Nasdaq/NM: TSFG

                              www.thesouthgroup.com




Contact:   Mary Gentry, Director of Investor Relations
           864.255.4919
           mary.gentry@thesouthgroup.com